Exhibit 99.1

SciSparc Enters Agreement to Acquire Wellution™, Top Seller of American Food Supplements and Cosmetics Brand on Amazon, for $20 million

Wellution™ offers dozens of products including natural supplements, creams, gels and hemp-based products on Amazon.com Marketplace

TEL AVIV, Israel, Sept. 14, 2022 (GLOBE NEWSWIRE) --   SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the signing of a definitive agreement with Merhavit M.R.M Holding and Management Ltd (“M.R.M”), to acquire its rights to purchase, Wellution™, a top- seller Amazon.com Marketplace (“Amazon”) account, American food supplements and cosmetics brand and trademark (the “Brand”). The Company has established a new wholly owned subsidiary, SciSparc Nutraceuticals Inc., to hold the new assets.

Wellution™ sells dozens of hemp-based, top-ranked products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

Wellution™ offers eight variations of natural hemp candy supplements under two parent ASINs (“Amazon Standard Identification Number”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, that was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category.

In total, the Brand has over 40,000 product reviews, most of which are 4 and 5-star reviews.

“We are excited about the execution of our decision to identify strategic transactions in lucrative growing markets. Wellution™ is a leader in the fast-growing global industrial Hemp market on Amazon and we believe in the high potential of expanding the Brand’s reach beyond the American market,” commented Oz Adler, SciSparc’s Chief Executive Officer. “It is our intention to explore additional marketing channels, examine manufacturing and distribution opportunities in order to drive growth and provide value to our shareholders.”

In addition to purchasing the Brand, SciSparc will enter a management agreement and received the option to expand the Brand to additional territories such as Europe, as well as a 12-month distribution agreement with a minimum initial order by the distributor of $100,000 of the Brand’s products.

The management agreement includes the fulfillment of Amazon’s conditions, manufacturing, inventory and advertising management, storage and shipment to the Amazon warehouse and maintaining a pre-determined profit level for the products. The management services would be provided by a company for which SciSparc’s Chief Executive Officer and SciSparc’s chairman of the board serve as directors. The distribution agreement would provide for the marketing and commercialization of the Brand’s products, through offline channels in the United States.

Upon closing, which is subject to certain conditions and expected to be completed within the next 30 days, SciSparc will pay a base cash payment of $4.59 million and in 12 months pay an additional deferred cash payment of a multiple 3 times the amount by which the acquired Brand EBITDA* exceeds $1.12 million.

In addition, the Company will grant to M.R.M $15 million worth of warrants to purchase ordinary shares of SciSparc at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the transaction (the “Warrants”). The Warrants will become exercisable upon the achievement of a milestone of $100 million of sales of the Brand in the aggregate or if the price of SciSparc’s ordinary shares closes at $10.00 or above.

* Defined in the applicable agreement as SDE and includes certain adjustments such as Research & Development expense

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected closing of the transactions contemplated by the definitive agreements with respect to the acquisition described above, including potential future cash payments and exercisability of warrants, the potential to enter into lucrative growing markets, the potential to explore additional channels, examine manufacturing and distribution opportunities and to provide shareholder value, and the potential size of the industrial hemp market. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055